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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              March 27, 2007
SUBJECT:           Response to Additional Comments to Form N-1A for
                   JNL Series Trust (the "Trust")
                   File Nos: 33-87244 and 811-8894
-------------------------------------------------------------------------------

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) additional comments received telephonically on March 27, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and statement of additional information.

PROSPECTUS

1.   FOR THE JNL/PIMCO TOTAL RETURN BOND FUND PLEASE PROVIDE A PHONE NUMBER IF A
     SHAREHOLDER   WOULD  LIKE  MORE  INFORMATION  ABOUT  THE  SECTION  ENTITLED
     "REGULATORY INQUIRIES AND PENDING LITIGATION".

     THE FOLLOWING HAS BEEN ADDED TO THE END OF THE SECTION ENTITLED "REGULATORY INQUIRIES AND PENDING LITIGATION" FOR THE JNL/PIMCO TOTAL RETURN BOND FUND:

     For more information please call 1-800-766-4683.


2. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY WHAT MESSRS. SKEPPSTROM, JORDAN, DAUER AND MARSHALL HAVE BEEN DOING FOR THE LAST 5 YEARS FOR THE JNL/EAGLE CORE EQUITY FUND.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     In its capacity as Sub-Adviser, Eagle supervises and manages the investment portfolio of the Fund. Eagle's Conservative Large Cap Equity team is responsible for the day-to-day management of the Large Cap Core Fund. The team is compromised of four Co-Portfolio Managers: (1) Mr. Richard Skeppstrom who is a Managing Director and joined Eagle in April 2001 after serving as Senior Portfolio Manager for Evergreen Investment Management's
     large cap core program for six years. MR. SKEPPSTROM HAS PRIMARY RESPONSIBILITY FOR COMPANIES WITHIN THE CONSUMER STAPLES, COMMUNICATIONS, FINANCIALS AND LEISURE SECTORS; (2) Mr. John Jordan III who joined Eagle in April 2001 after serving as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. MR. JORDAN COVERS COMPANIES WITHIN THE CAPITAL GOODS/INDUSTRIALS, BASIC INDUSTRY, CONSUMER DISCRETIONARY AND COMMUNICATIONS/NETWORKING EQUIPMENT SECTORS; (3) Mr. Craig Dauer who joined Eagle in April 2001 after serving as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. MR. DAUER IS RESPONSIBLE FOR COVERING PHARMACEUTICALS, MEDICAL DEVICES, CONSUMER STAPLES AND RETAILERS; and (4) Mr. Robert Marshall who joined Eagle in September 2002 after serving as Director/Senior Vice President of equity research at Wachovia Securities for seven years. MR. MARSHALL COVERS CYCLICAL GROWTH COMPANIES, TECHNOLOGY (ENTERPRISE HARDWARE, SEMICONDUCTORS, COMPUTER SERVICES AND SOFTWARE) AND BROKERAGES.

     EACH PORTFOLIO MANAGER IS RESPONSIBLE FOR ACTIVELY RESEARCHING COMPANIES WITHIN THEIR INDIVIDUAL AREAS OF EXPERTISE AND USES INTENSIVE FUNDAMENTAL ANALYSIS TO DEVELOP PROPRIETARY EARNINGS AND VALUATION MODELS FOR EACH COMPANY HE FOLLOWS. THE TEAM APPLIES THIS RELATIVE-VALUATION APPROACH CONSISTENTLY ACROSS THE PORTFOLIO EVERY DAY. INITIAL RECOMMENDATIONS ON A COURSE OF ACTION ARE MADE BY THE PORTFOLIO CO-MANAGER RESPONSIBLE FOR EACH SECTOR. BUY-AND-SELL DECISIONS ARE MADE IN CONSULTATION WITH THE TEAM. AS MANAGING DIRECTOR, MR. SKEPPSTROM ULTIMATELY AUTHORIZES ALL CO-MANAGERS' BUY-AND-SELL DECISIONS.


3. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY WHAT MR. BOKSEN HAS BEEN DOING FOR THE LAST 5 YEARS FOR THE JNL/EAGLE SMALLCAP EQUITY FUND.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     Bert L. Boksen, A SENIOR VICE PRESIDENT, Managing Director and Portfolio Manager of Eagle, is responsible for the day-to-day management of the Fund. Mr. Boksen joined Eagle in April 1995 AS A SENIOR VICE PRESIDENT and has portfolio management responsibilities for its small cap equity accounts. HE WAS APPOINTED A MANAGING DIRECTOR IN JUNE 1999. Prior to joining Eagle, Mr. Boksen was employed for 16 years by Raymond James & Associates, Inc. in its institutional research and sales department. While employed by Raymond James & Associates, Inc., Mr. Boksen served as co-head of Research, Chief Investment Officer and Chairman of the Raymond James & Associates, Inc. Focus List Committee. Mr. Boksen has had responsibility for the day-to-day management of the Fund since the inception of the Fund. AS PORTFOLIO MANAGER, MR. BOKSEN DEDICATES THE MAJORITY OF HIS TIME TO INVESTMENT RESEARCH AND PORTFOLIO MANAGEMENT AND ACTS AS A GENERALIST, COVERING A VARIETY OF DIFFERENT ISSUES. THE RESEARCH ANALYSTS AND PORTFOLIO MANAGER ARE RESPONSIBLE FOR PERFORMING IN-DEPTH FUNDAMENTAL RESEARCH FOR THE PORTFOLIO. MR. BOKSEN RELIES UPON A TEAM OF RESEARCH ANALYSTS FOR IN-DEPTH COMPANY INFORMATION. THE RESEARCH ANALYSTS ARE SPECIALISTS, ASSIGNED TO
     SPECIFIC INDUSTRIES. TEAM MEMBERS MEET ON A DAILY BASIS TO DISCUSS INVESTMENT CANDIDATES, AS WELL AS SECURITIES IN THE PORTFOLIO. MR. BOKSEN RETAINS FINAL AUTHORITY FOR ALL BUY-AND-SELL DECISIONS.


4. FOR THE JNL/MELLON CAPITAL MANAGEMENT BOND INDEX FUND, PLEASE ADD A DISCLOSURE TO THE PRINCIPAL INVESTMENT STRATEGY REGARDING THE USE OF DERIVATIVES, OR IN THE ALTERNATIVE, REMOVE THE DERIVATIVES RISK DISCLOSURE FOR THIS FUND.

     WE HAVE ADDED THE FOLLOWING LANGUAGE TO THE "PRINCIPAL INVESTMENT STRATEGY"
     SECTION:

     The Fund can invest in a number of different kinds of "derivative" instruments to hedge investment risks. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


5. FOR THE JNL/OPPENHEIMER GLOBAL GROWTH FUND, PLEASE ADD A DISCLOSURE TO THE PRINCIPAL INVESTMENT STRATEGY REGARDING THE USE OF DERIVATIVES, OR IN THE ALTERNATIVE, REMOVE THE DERIVATIVES RISK DISCLOSURE FOR THIS FUND.

     WE HAVE ADDED THE FOLLOWING LANGUAGE TO THE "PRINCIPAL INVESTMENT STRATEGY"
     SECTION:

     The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns or to try to hedge investment risks. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


STATEMENT OF ADDITIONAL INFORMATION

1. PLEASE INCLUDE IN THE UPCOMING 485B FILING THE PROXY PROCEDURES AND POLICIES FOR JACKSON NATIONAL ASSET MANAGEMENT, LLC AND EACH FUND'S SUB-ADVISER.

     We will include the proxy procedures and policies for Jackson National Asset Management, LLC and each Fund's sub-adviser in the upcoming 485B filing.


2.   PLEASE  PROVIDE   ADDITIONAL   INFORMATION   ON  THE   CALCULATION  OF  THE
     COMPENSATION FOR JAY BHUTANI, PORTFOLIO MANAGER FOR JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND.

     Effective March 2007, Mr. Bhutani is no longer a portfolio manager for the JNL/Credit Suisse Global Natural Resources Fund. This paragraph will be removed from the Statement of Additional Information.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about April 20, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                           PROSPECTUS COMMENT 1

JNL/PIMCO TOTAL RETURN BOND FUND

REGULATORY INQUIRIES AND PENDING LITIGATION

Since February 2004, PIMCO, AGI, AGID, and certain of their affiliates, and certain employees, have been named as defendants in fifteen lawsuits filed in various jurisdictions. Eleven of those lawsuits concern "market timing," and they have been transferred to and consolidated for pre-trial proceedings in a multi-district litigation proceeding in the U.S. District Court for the District of Maryland; the other four lawsuits concern "revenue sharing" and have been consolidated into a single action in the U.S. District Court for the District of Connecticut. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the various series during specified periods, or as derivative actions.

The market timing actions in the District of Maryland generally allege that certain hedge funds were allowed to engage in "market timing" and this alleged activity was not disclosed. Pursuant to tolling agreements entered into with the derivative and class action plaintiffs, PIMCO, the Trustees, and certain employees of PIMCO who were previously named as defendants have all been dropped as defendants in the market timing actions; the plaintiffs continue to assert claims against other defendants. By order dated November 3, 2005, the U.S. District Court for the District of Maryland granted the Trust's motion to dismiss claims asserted against it in a consolidated amended complaint where the Trust was named, in the complaint, as a nominal defendant. The revenue sharing action in the District of Connecticut generally alleges that fund assets were inappropriately used to pay brokers, including directing fund brokerage transactions to such brokers, and that such alleged arrangements were not fully disclosed to shareholders. On August 11, 2005 the U.S. District Court for the District of Connecticut conducted a hearing on defendants' motion to dismiss the consolidated amended complaint in the revenue sharing action but has not yet ruled on the motion to dismiss. The market timing and revenue sharing lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts and restitution.

Two nearly identical class action civil complaints have been filed in August 2005, in the Northern District of Illinois Eastern Division, alleging that the plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts. The two actions have been consolidated into one action, and the two separate complaints have been replaced by a consolidated complaint. PIMCO is a named defendant to the consolidated action. PIMCO strongly believes the complaint (and any consolidated complaint filed hereafter) is without merit and intends to vigorously defend itself.

Certain funds were recently served in an adversary proceeding brought by the Official Committee of Asbestos Claimants of G-I Holdings, Inc. in G-I Holdings, Inc.'s bankruptcy in the District of New Jersey.

PIMCO was previously named in this lawsuit and remains a defendant. The plaintiff seeks to recover for the bankruptcy estate assets that were transferred by the predecessor entity of G-I Holdings, Inc. to a wholly-owned subsidiary in 1994. The subsidiary has since issued notes, of which certain funds are alleged to be holders. The complaint alleges that in 2000, more than two hundred noteholders--including certain funds were granted a second priority lien on the assets of the subsidiary in exchange for their consent to a refinancing transaction and the granting of a first priority lien to the lending banks. The plaintiff is seeking invalidation of the lien in favor of the noteholders and/or the value of the lien. On June 21, 2006, the District of New Jersey overturned the Bankruptcy Court's decision giving permission to file the adversary proceeding and remanded the matter to Bankruptcy Court for further proceedings. Following a motion to reconsider, the District Court upheld its remand on August 7, 2006, and instructed the Bankruptcy Court to conduct a "cost-benefit" analysis of the Committee's claims, including the claims against the noteholders. The Bankruptcy Court held a status conference on October 25, 2006 and set a briefing schedule relating to this cost-benefit analysis.

It is possible that these matters and/or other developments resulting from these matters could result in increased fund redemptions or other adverse consequences to a fund. However, PIMCO and AGID believe that these matters are not likely to have a material adverse effect on a fund or on PIMCO's or AGID's ability to perform their respective investment advisory or distribution services relating to a fund.


The foregoing speaks only as of the date of this prospectus. While there may be additional litigation or regulatory developments in connection with the matters discussed above, the foregoing disclosure of litigation and regulatory matters will be updated only if those developments are material. For more information please call 1-800-766-4683.

                                                           PROSPECTUS COMMENT 2

JNL/EAGLE CORE EQUITY FUND

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Eagle Core Equity Fund is Eagle Asset Management, Inc. ("Eagle"), 880 Carillon Parkway, St. Petersburg, Florida 33716. Eagle is a wholly owned subsidiary of Raymond James Financial, Inc. Eagle and its affiliates provide a wide range of financial services to retail and institutional clients.


In its capacity as Sub-Adviser, Eagle supervises and manages the investment portfolio of the Fund. Eagle's Conservative Large Cap Equity team is responsible for the day-to-day management of the Large Cap Core Fund. The team is compromised of four Co-Portfolio Managers: (1) Mr. Richard Skeppstrom who is a Managing Director and joined Eagle in April 2001 after serving as Senior Portfolio Manager for Evergreen Investment Management's large cap core program for six years. Mr. Skeppstrom has primary responsibility for companies within the consumer staples, communications, financials and leisure sectors; (2) Mr. John Jordan III who joined Eagle in April 2001 after serving as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. Mr. Jordan covers companies within the capital goods/industrials, basic industry, consumer discretionary and communications/networking equipment sectors; (3) Mr. Craig Dauer who joined Eagle in April 2001 after serving as Co-Portfolio Manager of Evergreen Investment Management's large cap core program for two years. Mr. Dauer is responsible for covering pharmaceuticals, medical devices, consumer staples and retailers; and (4) Mr. Robert Marshall who joined Eagle in September 2002 after serving as Director/Senior Vice President of equity research at Wachovia Securities for seven years. Mr. Marshall covers cyclical growth companies, technology (enterprise hardware, semiconductors, computer services and software) and brokerages.

Each portfolio manager is responsible for actively researching companies within their individual areas of expertise and uses intensive fundamental analysis to develop proprietary earnings and valuation models for each company he follows. The team applies this relative-valuation approach consistently across the portfolio every day. Initial recommendations on a course of action are made by the portfolio co-manager responsible for each sector. Buy-and-sell decisions are made in consultation with the team. As managing director, Mr. Skeppstrom ultimately authorizes all co-managers' buy-and-sell decisions.


The  SAI  provides   additional   information  about  the  portfolio   managers'
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2006.

                                                           PROSPECTUS COMMENT 3

JNL/EAGLE SMALLCAP EQUITY FUND

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Eagle SmallCap Equity Fund is Eagle Asset Management, Inc. ("Eagle"), 880 Carillon Parkway, St. Petersburg, Florida 33716. Eagle and its affiliates provide a wide range of financial services to retail and institutional clients. Eagle is a wholly owned subsidiary of Raymond James Financial, Inc.


Bert L. Boksen, a Senior Vice President, Managing Director and Portfolio Manager of Eagle, is responsible for the day-to-day management of the Fund. Mr. Boksen joined Eagle in April 1995 as a Senior Vice President and has portfolio management responsibilities for its small cap equity accounts. He was appointed a Managing Director in June 1999. Prior to joining Eagle, Mr. Boksen was employed for 16 years by Raymond James & Associates, Inc. in its institutional research and sales department. While employed by Raymond James & Associates, Inc., Mr. Boksen served as co-head of Research, Chief Investment Officer and Chairman of the Raymond James & Associates, Inc. Focus List Committee. Mr. Boksen has had responsibility for the day-to-day management of the Fund since the inception of the Fund. As portfolio manager, Mr. Boksen dedicates the majority of his time to investment research and portfolio management and acts as a generalist, covering a variety of different issues. The research analysts and portfolio manager are responsible for performing in-depth fundamental research for the portfolio. Mr. Boksen relies upon a team of research analysts for in-depth company information. The research analysts are specialists, assigned to specific industries. Team members meet on a daily basis to discuss investment candidates, as well as securities in the portfolio. Mr. Boksen retains final authority for all buy-and-sell decisions.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2006.

                                                           PROSPECTUS COMMENT 4

JNL/MELLON CAPITAL MANAGEMENT BOND INDEX FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/Mellon Capital Management Bond Index Fund is to match the performance of the Lehman Brothers Aggregate Bond Index. The Fund is constructed to mirror the Index to provide a moderate rate of income by investing in domestic fixed-income investments.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by utilizing a passive investment approach called indexing, which seeks to track the investment performance of the Lehman Brothers Aggregate Index through statistical procedures. Bonds are selected based on their characteristics to create a portfolio that profiles the Index. The Fund does not employ traditional methods of active investment management such as actively buying and selling bonds based upon interest rate bets or sector rotation. Indexing offers a cost-effective approach to gaining diversified market exposure over the long-term.

The Fund  invests  under  normal  circumstances  at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed-income securities that seek to match the performance and summary characteristics of the Lehman Brothers Aggregate Bond Index. Research and experience indicates that it is impractical to fully replicate most broad fixed-income indices. This index includes thousands of issues, many of which may be illiquid and unavailable in the secondary market. Additionally, reinvestment of cash flows would be costly in a full replication environment, as it would entail trading many issues in uneven amounts. Given these difficulties, the Sub-Adviser utilizes a sampling approach that combines analysis and the experience and judgment of its investment professionals.

Through the sampling approach, the Fund's Sub-Adviser selects a basket of securities in order to match the important risk characteristics of the Lehman Brothers Aggregate Bond Index. Buy and sell decisions are based primarily on portfolio characteristic overweightings and underweightings. The Fund's composition is continuously evaluated relative to the Index, and if necessary, the portfolio is rebalanced, typically using cash flows from accruals and contract owner contributions and withdrawals.


The Fund can invest in a number of different kinds of "derivative" instruments to hedge investment risks. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.


PAGE>

                                                           PROSPECTUS COMMENT 5

JNL/OPPENHEIMER GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/Oppenheimer Global Growth Fund is to seek capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES. The Fund attempts to achieve its objective by investing primarily in common stocks of companies in the U.S and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-capitalization and large-capitalization companies.

The Fund is not required to allocate its investments in any set percentages in any particular countries. As a fundamental policy, the Fund normally will invest in at least three countries (one of which may be the United States). Typically, the Fund invests in a number of different countries.


The Fund can invest in a number of different kinds of "derivative" instruments to seek increased returns or to try to hedge investment risks. It does not do so currently to a significant degree. In general terms, a derivative instrument is one where value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and forward contracts are examples of derivatives.

                                                                  SAI COMMENT 2

CREDIT SUISSE ASSET MANAGEMENT, LLC

PORTFOLIO MANAGER COMPENSATION STRUCTURE

Credit Suisse's compensation to the portfolio managers includes both a fixed base salary component and bonus component. For certain portfolio managers, part of the bonus component is discretionary and generally is determined by considering various factors, such as business growth, teamwork, management, corporate citizenship, etc. The other part of the bonus generally is determined by the pre-tax investment performance of products, including the portion of the Fund allocated to Credit Suisse, for which the portfolio manager is responsible. Credit Suisse considers both the short-term (generally one year) and long-term (generally three years) performance of a portfolio manager relative to selected benchmarks as follows:

-------------------------------- ------------------------------ -----------------------------------
Portfolio Manager                Benchmark(s)                   Peer Group
-------------------------------- ------------------------------ -----------------------------------
-------------------------------- ------------------------------ -----------------------------------
Neil Gregson                     MSCI Eastern Europe            Lipper Hindsight LUX Eastern
                                 MSCI Emerging Europe           Europe
                                 FT Gold Mines Index            Lipper Hindsight Global Emerging
                                 MSCI Global Emerging Markets   Markets
                                 MSCI Weighted sub-sectors      Lipper Emerging Markets Fund
                                                                Lipper Precious Metals
-------------------------------- ------------------------------ -----------------------------------
-------------------------------- ------------------------------ -----------------------------------
William Weng                     S&P 500 Index                  Lipper Large Cap Core
-------------------------------- ------------------------------ -----------------------------------
-------------------------------- ------------------------------ -----------------------------------
Todd Jablonski                   S&P 500 Index                  Lipper Large Cap Core
-------------------------------- ------------------------------ -----------------------------------

For other portfolio managers, the discretionary bonus is not tied by formula to the performance of any fund or account. For those portfolio managers, the factors taken into account in determining a portfolio manager's bonus include the Fund's performance, assets held in the Fund and other accounts managed by the portfolio managers, business growth, team work, management, corporate citizenship, etc. Joseph Cherian is a portfolio manager whose discretionary bonus is not tied by formula to the performance of any fund or account.


A portion of the bonus may be paid in phantom shares of Credit Suisse Group stock as deferred compensation. Phantom shares are shares representing an unsecured right to receive on a particular date a specified number of registered shares subject to certain terms and conditions. A portion of the bonus will receive the notional return of the fund(s) the portfolio manager manages and a portion of the bonus will receive the notional return of a basket of other Credit Suisse funds along the product line of the portfolio manager.

Like all employees of Credit Suisse, portfolio managers participate in Credit Suisse's profit sharing and 401(k) plans.